Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289952

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated February 17, 2026)

VISIONWAVE HOLDINGS, INC.

Up to 10,200,000 Shares of Common Stock

This prospectus supplement relates to the prospectus dated February 17, 2026 (the “Prospectus”), forming part of our Registration Statement on Form S-1 (Registration No. 333-289952), which was declared effective by the Securities and Exchange Commission (the “SEC”) on February 17, 2026. The Prospectus relates to the offer and resale, from time to time, by the selling stockholder identified therein (or its permitted transferees) of up to 10,200,000 shares of our common stock, par value $0.01 per share (the “Common Stock”), issuable under the Standby Equity Purchase Agreement dated July 25, 2025 (as amended), by and between VisionWave Holdings, Inc. (the “Company,” “we,” “us,” or “our”) and YA II PN, Ltd. (the “Selling Stockholder”).

Recent Developments

Execution of Definitive Agreement for Acquisition of Controlling Interest in C.M. Composite Materials Ltd.

On February 20, 2026 (the “Effective Date”), the Company, entered into two related definitive agreements in connection with a strategic investment and acquisition transaction involving C.M. Composite Materials Ltd., an Israeli corporation with registration number 513931980 (the “Target Company”): (i) an Investment and Share Purchase Agreement (the “Share Purchase Agreement”), dated as of February 20, 2026, by and among the Company (as Buyer), Matania (Mati) Moskovich (as Seller), and the Target Company (solely for purposes of acknowledgment and certain covenants); and (ii) a Loan Agreement (the “Loan Agreement”), dated as of February 20, 2026, by and between the Company (as Lender) and the Target Company (as Borrower).

The Share Purchase Agreement and Loan Agreement have been filed on February 23, 2026 as exhibits to a Current Report on Form 8-K.

Pursuant to the Share Purchase Agreement, the Company agreed to acquire from the Seller 10.2 ordinary shares of the Target Company (the “Purchased Shares”), representing 51% of the issued and outstanding ordinary shares of the Target Company (which has 20 outstanding ordinary shares out of 30,000 authorized ordinary shares, par value 0.1 NIS per share). In consideration therefor, the Company agreed to issue to the Seller 250,000 shares of the Company’s common stock, $0.01 par value per share (the “Buyer Shares”), valued at $2,500,000 based on the parties’ agreement.

The transaction is structured as a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D promulgated thereunder. The Seller was granted certain registration rights with respect to the Buyer Shares. The Company has also agreed to provide loans to the Target Company as additional consideration under the Share Purchase Agreement.

The Loan Agreement provides for a secured loan facility in an aggregate principal amount of up to $5,000,000 (the “Commitment”). The Company is obligated to make an initial advance of up to $1,500,000 within ten (10) Business Days following the Effective Date (subject to satisfaction of conditions precedent), to be used for general working capital purposes consistent with the Target Company’s ordinary course of business. Subsequent advances of the remaining up to $3,500,000 may be made in one or more tranches upon mutual written agreement of the parties, solely for working capital or the establishment and operation of a new facility outside Israel, with each tranche subject to the Company’s reasonable approval and minimum amounts (generally not less than $250,000 unless otherwise agreed). Proceeds of subsequent advances are to be used exclusively to operate, develop, certify, market, and commercialize the Target Company’s technologies and products in global markets, including the United States. This Loan Agreement expands upon the Company’s prior financial support to the Target Company including advances disclosed in previous Current Reports on Form 8-K. On February 5, 2026, the Company advanced $500,000 to Target Company, on January 22, 2026 the Company advanced $200,000 to Target Company and on December 26, 2025 the Company advanced $398,345 to Target Company. The advances were made pursuant to a promissory note with a 24-month maturity, bearing no interest unless an event of default occurs (then at 5% per annum or the lower legal maximum), prepayable without penalty, and not contingent on any acquisition or strategic transaction.

Any loan pursuant to the Loan Agreement will bear simple interest at 12% per annum (or such lower rate as mutually agreed in writing, but not exceeding prevailing market rates for similar loans as determined in good faith by the Company), calculated on a 360-day year basis for actual days elapsed. The loan will mature three (3) years after the Effective Date. The obligations under the Loan Agreement are secured by a first-priority security interest in substantially all assets of the Target Company (including accounts, inventory, equipment, general intangibles, intellectual property, and proceeds thereof). The Loan Agreement is evidenced by a promissory note substantially in the form attached as Exhibit A thereto.

On February 23, 2026, the Company filed a Current Report on Form 8-K disclosing the execution of the Share Purchase Agreement and Loan Agreement. The disclosure in this prospectus supplement supplements and updates the information contained in that Form 8-K.

Risks Associated with the Transaction

The acquisition involves significant risks, including:

●	Failure to satisfy closing conditions or obtain necessary approvals, resulting in termination of the Definitive Agreement.

●	Integration challenges, which may not yield anticipated efficiencies or could incur unexpected costs or delays.

●	Geopolitical, regulatory, and export control risks associated with defense-related manufacturing in Israel and potential expansion into other jurisdictions, including potential requirements for prior approval from the Israeli Ministry of Defense or other regulatory bodies which, if not obtained, could delay or prevent the closing of the transaction.

●	Currency fluctuations (NIS/USD), purchase accounting impacts, and variability in Target Company’s historical financials upon consolidation.

●	Dilutive effects if the transaction involves issuance of additional equity.

These risks, and others, are in addition to the risks described in the “Risk Factors” section of the Prospectus and in our periodic reports filed with the SEC.

Impact on the Offering

The information set forth in this prospectus supplement updates and supplements the Prospectus. Except as described herein, all other information in the Prospectus remains unchanged. This supplement should be read in conjunction with the Prospectus. If there is any inconsistency between this supplement and the Prospectus, this supplement supersedes the Prospectus to the extent of such inconsistency.

The selling stockholder may sell shares covered by the Prospectus (as supplemented) from time to time in accordance with the terms described therein. We will not receive any proceeds from the sale of shares by the selling stockholder. However, we may receive gross proceeds of up to $50,000,000 from the sale of our Common Stock to the Selling Stockholder under the Standby Equity Purchase Agreement of which a portion of such proceeds could be applied towards the Commitment under the Loan Agreement.

Forward-Looking Statements

This prospectus supplement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that could cause actual results to differ materially, as described in the “Cautionary Note Regarding

Forward-Looking Statements” section of the Prospectus and our SEC filings.

The date of this Prospectus Supplement is February 24, 2026.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus supplement is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the SEC becomes effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

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